

Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

January 28, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 28, 2026, The Nasdaq Stock Market (the "Exchange") received from Picpay Holdings Netherlands B.V.* (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Class A common shares, each with a nominal value of €0.01

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi

*The Registrant intends to convert its legal form under Dutch law from a private limited liability company (*besloten vennootschap met beperkte aansprakelijkheid*) to a public limited liability company (*naamloze vennootschap*) and to change its name to "PicS N.V."